Exhibit 12.1

Calculation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2001	2002	2003	2004	2005
	(In thousands, except ratio of earnings to fixed charges)
Income from continuing operations before income taxes	$4,837	$4,132	$17,288	$43,919	$73,230
Fixed charges(1)
Interest expense	26	102	32	1,661	5,934
Amortization of debt issuance cost	—	—	—	253	3,318
Interest included in rental expense	264	365	350	425	632
Total fixed charges	$290	$467	$382	$2,339	$9,884

Earnings(2)	$5,127	$4,599	$17,670	$46,258	$83,114
Ratio of earnings to fixed charges	17.7	9.8	46.3	19.8	8.4

(1)	“Fixed charges” consist of interest expense on indebtedness, amortization of debt issuance costs and the estimated portion of rental expense deemed a reasonable approximation of this interest factor.
(2)	“Earnings” consist of income from continuing operations before income taxes plus fixed charges.